February 5, 2025

Thomas J. Edwards, Jr.
Chief Financial Officer
Capri Holdings Limited
90 Whitfield Street, 2nd Floor
London, United Kingdom W1T 4EZ

       Re: Capri Holdings Limited
           Form 10-K for the Fiscal Year Ended March 30, 2024
           Form 8-K filed November 7, 2024
           File No. 001-35368
Dear Thomas J. Edwards Jr.:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52

1. We note your disclosure that operating margin for the Versace segment decreased from 13.7% for Fiscal 2023, to 2.4% for Fiscal 2024, primarily due to increased retail store costs, increased marketing investments, deleveraging of operating expenses on lower revenues and lower full price sell through compared to the prior year. Please revise future filings to quantify the factors contributing to a change such as this, and any significant change in a line item on the income statement, especially when there is an offsetting amount. In this regard we also note your disclosure on page 53 that the decrease in gross profit margin in fiscal 2024 was primarily attributable to lower full price sell-through, partially offset by lower supply chain costs. However, without quantification, we are unable to tell how significantly each factor contributed to the change. Please revise accordingly and note that these changes should be made to both the segment and consolidated discussions of your results of operations. February 5, 2025
Page 2


2. We note that your disclosure on page 54 presents income from operations for each
       segment and includes a subtotal that is titled    total income from
operations.    We
       further note that the amount presented on page 54 is not consistent with the income from operations line item on the consolidated statements of operations and comprehensive (loss) income. Please note that the presentation of the total segment profit or loss measure outside of the ASC 280 required footnote disclosure, would be considered a Non-GAAP financial measure and if presented in MD&A should include the applicable non-GAAP disclosures required by Item 10(e) of Regulation S-K.
       Please revise accordingly. These changes should also be applied to your disclosure in your earnings release filed on Form 8-K.

Audited Financial Statements
Notes to the Audited Financial Statements
Note 4. Revenue Recognition, page 87

3. We note that your disclosure of your revenue recognition policies includes separate discussion of retail versus wholesale revenue. We also note that you disclose that you have three primary channels of distribution: retail, wholesale and licensing and your critical accounting estimates section of MD&A discloses that you have separate reserves for wholesale and retail sales returns. We further note that your disaggregated revenue disclosures include revenue by geographic location within each segment and also by product category (as disclosed in Note 20). Please explain to us how you considered the guidance in ASC 606-10-50-5, and ASC 606-10-55-89 through 55-91 in determining whether or not to further disclose disaggregation of revenue by amounts such as wholesale versus retail.


Form 8-K filed November 7, 2024
Exhibit 99.1 Earnings Release, page 1

4. We note that in the bullet points at the top of your second quarter earnings release, you disclose adjusted operating margin and adjusted earnings per share without prominent disclosure of the most comparable GAAP amounts. Please note that Item
       10(e)(1)(i)(A) of Regulation S-K requires that when you present a non-GAAP
       measure, you must present the most directly comparable GAAP measure with equal or greater prominence. Please revise accordingly. We also note that it does not appear that you have presented a reconciliation of adjusted operating margin to its most comparable GAAP measure within the earnings release which is required by Item
       10(e)(1)(i)(B) of Regulation S-K. See additional guidance in Question 102.10(a) of
       the SEC Staff   s Compliance and Disclosure Interpretations on Non-GAAP
Financial
       Measures. Please revise future filings accordingly.

5. We note your disclosure of free cash flow on the second page of your earnings release. Please revise future filings to identify this measure as non-GAAP and include the disclosures required by Item 10(e) of Regulation S-K.
 February 5, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing